UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of report (date of earliest event reported): December 28, 2016

AMERICAN MIDSTREAM PARTNERS, LP

(Exact name of Registrant as specified in its charter)

Delaware	001-35257	27-0855785
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. employer identification number)

2103 CityWest Boulevard Building #4, Suite 800 Houston, Texas		77042
(Address of principal executive offices)		(Zip code)

(713) 815-3900 (Registrant’s telephone number, including area code) Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Indenture

On December 28, 2016, American Midstream Partners, LP (the “Partnership”), American Midstream Finance Corporation (the “Co-Issuer” and together with the Partnership, the “Issuers”), the Guarantors named therein and Wells Fargo Bank, National Association, as trustee, entered into an Indenture dated December 28, 2016 (the “Indenture”), pursuant to which the Issuers issued $300,000,000 in aggregate principal amount of the Issuers’ 8.500% Senior Notes due 2021 (the “Notes”). The Notes are general unsecured senior obligations of the Issuers. The Notes are jointly and severally guaranteed by the Partnership’s existing direct and indirect wholly owned subsidiaries (other than the Co-Issuer) and certain of the Partnership’s future subsidiaries (the “Guarantors”). The Notes rank equal in right of payment with all existing and future senior indebtedness of the Issuers, and senior in right of payment to any future subordinated indebtedness of the Issuers.

Interest and Maturity

The Notes will mature on December 15, 2021 and interest on the Notes is payable in cash semi-annually in arrears on each June 15 and December 15, commencing June 15, 2017. Interest will be payable to holders of record on the June 1 and December 1 immediately preceding the related interest payment date, and will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Mandatory Redemption

If the Partnership does not successfully complete its previously announced proposed merger with JP Energy Partners LP on or prior to June 30, 2017, or if the related merger agreement is terminated prior to the completion of such merger, then the Issuers will redeem all of the Notes at a price equal to 100% of the initial offering price of the Notes, plus accrued and unpaid interest to the redemption date.

Optional Redemption

At any time prior to December 15, 2018, the Issuers may on one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture, upon not less than 30 or more than 60 days’ notice, at a redemption price of 108.50% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), in an amount not greater than the net cash proceeds of one or more equity offerings by the Partnership, provided that:

•	at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Partnership and its subsidiaries); and

•	the redemption occurs within 180 days of the date of the closing of each such equity offering.

Prior to December 15, 2018, the Issuers may redeem all or part of the Notes, upon not less than 30 or more than 60 days’ notice, at a redemption price equal to the sum of:

•	the principal amount thereof, plus

•	the Make Whole Premium (as defined in the Indenture) at the redemption date, plus

•	accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

On and after December 15, 2018, the Issuers may redeem all or a part of the Notes, upon not less than 30 or more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

YEAR	PERCENTAGE
2018	104.250%
2019	102.125%
2020 and thereafter	100.000%

Change of Control

If a Change of Control (as defined in the Indenture) occurs, each holder of Notes may require the Partnership to repurchase all or a portion of that holder’s Notes for cash at a price equal to 101% of the aggregate principal amount of the Notes repurchased, plus any accrued but unpaid interest on the notes repurchased, to the date of settlement (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the settlement date).

Certain Covenants

The Indenture restricts the Partnership’s ability and the ability of certain of its subsidiaries to, among other things: (i) incur, assume or guarantee additional indebtedness, issue any disqualified stock or issue preferred units, (ii) create liens to secure indebtedness, (iii) pay distributions on equity securities, redeem or repurchase equity securities or redeem or repurchase subordinated securities, (iv) make investments, (v) restrict distributions, loans or other asset transfers from restricted subsidiaries, (vi) consolidate with or merge with or into, or sell substantially all of its properties to, another person, (vii) sell or otherwise dispose of assets, including equity interests in subsidiaries, (viii) enter into transactions with affiliates, (ix) engage in certain business activities and (x) enter into sale and leaseback transactions. These covenants are subject to a number of important exceptions and qualifications. If at any time the Notes are rated investment grade by either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services and no Default or Event of Default (as each are defined in the Indenture) has occurred and is continuing, many of such covenants will terminate and the Partnership and its subsidiaries will cease to be subject to such covenants.

Events of Default

Upon a continuing event of default, the trustee or the holders of 25% of the principal amount of the Notes may declare the Notes immediately due and payable, except that a default resulting from a bankruptcy or insolvency with respect to the Partnership or any restricted subsidiary of the Partnership that is a significant subsidiary or any group of its restricted subsidiaries that, taken as a whole, would constitute a significant subsidiary of the Partnership, will automatically cause all Notes to become due and payable. Each of the following constitutes an event of default under the Indenture:

•	default for 30 days in the payment when due of interest on the Notes;

•	default in payment when due of the principal of, or premium, if any, on the Notes;

•	failure by the Partnership to comply with the covenant relating to consolidations, mergers or transfers of all or substantially all of the Partnership’s assets or failure by the Partnership to purchase notes when required pursuant to the asset sale or change of control provisions of the Indenture;

•	failure by the Partnership for 180 days after notice to comply with its reporting obligations under the Indenture;

•	failure by the Partnership for 60 days after notice to comply with any of the other agreements in the Indenture;

•

default under any mortgage, indenture or instrument governing any indebtedness for money borrowed or guaranteed by the Partnership or any of its restricted subsidiaries, if such default: (i) is caused by a failure to pay principal, interest or premium, if any, on said indebtedness within any applicable grace period; or (ii) results in the acceleration of such indebtedness prior to its stated maturity, and, in each case, the principal amount of the indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or acceleration of maturity, aggregates $25.0 million or more, subject to a cure provision;

•	failure by the Partnership or any of its restricted subsidiaries to pay final non-appealeable judgments aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

•	any guarantee is held in any judicial proceeding to be unenforceable or invalid, or ceases for any reason to be in full force and effect, or any Guarantor, or any person acting on behalf of any Guarantor, denies or disaffirms its obligations under its guarantee; and

•	certain events of bankruptcy or insolvency described in the Indenture with respect to the Partnership, or any of the Partnership’s restricted subsidiaries that is a significant subsidiary or any group of its restricted subsidiaries that, taken as a whole, would constitute a significant subsidiary of the Partnership.

The foregoing description of the Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture, which is filed with this Current Report as Exhibit 4.1 and is incorporated herein by reference.

Registration Rights Agreement

On December 28, 2016, in connection with the issuance of the Notes, the Partnership entered into a Registration Rights Agreement among the Issuers, the Guarantors and the Initial Purchasers party thereto. Under the Registration Rights Agreement, the Issuers and the Guarantors shall use their commercially reasonable best efforts to cause to be filed with the Securities and Exchange Commission a registration statement with respect to a registered exchange offer to exchange the Notes for new notes with terms substantially identical in all material respects with the Notes. The Issuers and the Guarantors will use their commercially reasonable best efforts to cause such exchange offer registration statement to become effective under the Securities Act. In addition, the Issuers and the Guarantors will use their commercially reasonable best efforts to cause the exchange offer to be consummated not later than 360 days after December 28, 2016. Under some circumstances, in lieu of, or in addition to, a registered exchange offer, the Issuers and the Guarantors have agreed to file a shelf registration statement with respect to the Notes. The Issuers and the Guarantors are required to pay additional interest if they fail to comply with their obligations to register the Notes under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed with this Current Report as Exhibit 4.2 and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information required by Item 2.03 relating to the Notes and the Indenture is contained in Item 1.01 of this Current Report on Form 8-K above and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

EXHIBIT NUMBER		DESCRIPTION

4.1	—	Indenture, dated as of December 28, 2016, among the Partnership, the Co-Issuer, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee.

4.2	—	Registration Rights Agreement, dated as of December 28, 2016, among the Partnership, the Co-Issuer, the Guarantors named therein and the Initial Purchasers named therein, relating to the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN MIDSTREAM PARTNERS, LP

By: AMERICAN MIDSTREAM GP, LLC

        its General Partner

Date: January 4, 2017

By:     /s/ Eric Kalamaras

Name:    Eric Kalamaras

Title:      Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NUMBER		DESCRIPTION

4.1	—	Indenture, dated as of December 28, 2016, among the Partnership, the Co-Issuer, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee.

4.2	—	Registration Rights Agreement, dated as of December 28, 2016, among the Partnership, the Co-Issuer, the Guarantors named therein and the Initial Purchasers named therein, relating to the Notes.